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      SEC 1815
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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of  February, 2003

Commission File Number  333-08958
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      Yantai_Daihua Holdings Company Limited
       (Translation of registrant's name into English)

      East of Muping, Yantai, Shangdong, People's Republic of China
      (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.


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FOR  IMMEDIATE  RELEASE
-----------------------

February 18, 2003 Playas De Rosarito, B.C., Mexico. Equity Finance Holding Corporation (Equity), a Belize corporation whose shares are quoted and traded from time to time on the Over-the-Counter Bulletin Board (trading symbol:
EFHLF), announced the closing on February 18, 2003 of an Agreement and Plan of Share Exchange dated January 10, 2003 pursuant to which it acquired Australia China Investments Limited (Australia China), a British Virgin Islands corporation engaged, by and through subsidiaries, in the production and sale principally of printing and writing papers in China. At closing, Equity issued an aggregate of 6,000,000 Equity shares and certain Equity stockholders transferred 3,000,000 of their 4,634,100 Equity shares to Tang Yuxiang and Qu Shuzhi, the Australia China stockholders, in exchange for all of the issued and outstanding Australia China shares.

In connection with the exchange, Equity changed its name to Yantai Dahua Holdings Company Limited (Yantai), all directors and executive officers of Equity resigned, Mr. Tang Yuxiang and Mr. Qu Shuzhi were appointed directors of Yantai along with Mr. Yu Shou Ping, Mr. Yu Zhou and Mr. Xiong Shi Gui, Mr. Tang Yuxiang was appointed Chief Executive Officer and Mr. Leung Wai Chiu Albert was appointed Chief Financial Officer.

Australia China, a limited company, holds 85% of the shares of a sino-foreign joint venture, Yantai Dahua Paper Industry Company Limited (Yantai Paper). Yantai Longda Paper Industry Company Limited (Yantai Longda), the People's Republic of China (PRC) partner that holds 15% of Yantai Paper, was originally a state-owned enterprise that now is a private company jointly owned by management and employees.

Yantai is in the business of the production and sale of paper products in the PRC. Its current production capacity is about 20,000 tons of paper per year and it has about 1200 employees. The major types of paper products manufactured are: printing paper, writing paper, computer paper and small quantities of other papers, including news print. Yantai has sales offices at the head office in Muping and 5 representative offices located at Beijing, Shijiazhuang (capital city of Hebei Province), Guangzhou (capital city of Guangdong province), Shanghai and Hangzhou.

Mr. Tang Yuxiang, the new Chairman of the Board and Chief Executive Officer of Yantai noted, "Today marks a new milestone in the development of our company. We have come a long way since our plant commenced operations. We now have the ability to produce 20,000 tons of high grade paper per annum to satisfy the demands from publishing companies and printing houses in different parts of China. The paper market in China is highly competitive and yet it is full of opportunities. Being a public company should enable us to further expand on the strong foundation that we have established." Mr. Tang Yuxiang added, "The continuing economic development in China and China's becoming a member of the WTO should stimulate an enormous increase in paper consumption in China. The per capita consumption of paper in China now is 28kg, which is low when compared to the average in the world of 53kg. With our experience and expertise in the paper industry, I am cautiously optimistic that Yantai will capitalize on the fast expanding paper market in China."

                                        1
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AUSTRALIA  CHINA'S  KEY  MANAGEMENT  TEAM  consists  of  the  following persons:

Mr. TANG Yuxiang, age 54, is Chairman & Chief Executive Officer of Australia China. He has been working in the paper industry since 1984, when he was appointed as Party Secretary and then Plant Manager of Yantai Longda. Since the inception of Yantai Paper in 1994, he has been General Manager and Chairman of the Board of the joint venture. His previous experience includes 14 years experience in an agricultural machinery plant in Yantai Longda, where he was promoted to Deputy Plant Manager, a position he held from 1979 to 1982. He is a graduate of Shandong Agricultural Machinery Institute and is a Chinese government endorsed Senior Economist.

Mr. YU Shou Ping, age 55, is Director & Chief Operating Officer. He has been Deputy General Manager and Director of Yantai Paper since 1994. He is responsible for its manufacturing operations. He has been working in the paper industry since August 1984. He is a graduate of Shandong Muping Electricity University.

Mr. QIAO Xuezhou, age 39, is Deputy General Manager, Sales & Purchasing of Yantai Paper. He manages its sales and purchasing operations, including the six offices in the PRC. He joined Yantai Longda in 1980 and was promoted to Deputy Plant Manger in 1989. He was appointed to his present position in 1994. He is a graduate of Yantai University.

Ms. JIANG Min, age 41, is Chief Engineer of Yantai Paper. She is responsible for its engineering, technical and quality operations. She joined Yantai Longda in 1982 and was appointed to her present position in 1994. She is a graduate of Shandong Technical College of Light Industry, majoring in pulp and paper manufacturing.

Mr. QU Shuzhi, age 42, is Deputy General Manager & Chief Accountant of Yantai Paper. He is responsible for its accounting and general administration. He joined Yantai Longda in 1979 as an accountant, and was promoted to Chief Accountant in 1988. He was appointed Deputy General Manager & Chief Accountant in 2001.

                                        2
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Mr.  QU Dongqing, age 38, has been Assistant to the Chairman since June 2000. He is responsible for Human Resources and General Administration. He joined Yantai Longda in 1980 as an officer of the trade union within Yantai Longda. From 1986 to 1996, he served as Manager, General Administration of Yantai Longda. From 1996 to 2000, he served as Plant Manager of an iron lid manufacturer subsidiary of Yantai Longda.

YANTAI'S  NEW  KEY  MANAGEMENT  TEAM  consists  of  the  following  persons:

Mr. TANG Yuxiang, Chief Executive Officer and a Director. Please see his biographical sketch above.

Mr.  QU  Shuzhi,  Director.  Please  see  his  biographical  sketch  above.

Mr.  YU  Shou  Ping,  Director.  Please  see  his  biographical  sketch  above.

Mr. YU Zhou, Independent Director, aged 46. He is working for a IT company since 1996.

Mr. XIONG Shi Gui, Independent Director, aged 69. He was a law graduate in PRC in 1958. Since graduation, Mr. Xiong has been working for the Government in respect of education work. He is now working for Sincere College Shanghai as an Associate Dean.

Mr. LEUNG Wai Chiu Albert, Chief Financial Officer, age 45. Before this appointment, he held senior accounting and finance positions in headquarters and in operational units of leading multi-national companies in Europe and in Asia Pacific. He is a graduate of the Hong Kong Polytechnic and l'Ecole des Hautes Etudes Commerciales in France. He is a member of the Association of Chartered Certified Accountants of Great Britain and a member of the Hong Kong Society of Accountants.

FORWARD-LOOKING  STATEMENTS

This press release contains certain forward-looking statements about plans and objectives for future operations that involve a number of risk and uncertainties relating to, among other things, the paper industry in China and general economic conditions in China and the world. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

                                        3

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CONTACT PERSONS

(1)     YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED
        MS. NICKY ZHANG
        TELEPHONE     :     (86) 535-4651135 EXT. 8080
        EMAIL         :     YTDHPAPER@ETANG.COM
                           -------------------

(2)     STANFORD CAPITAL INTERNATIONAL LTD.
        MR. KM WONG
        TELEPHONE     :     (852) 9094-5465
        EMAIL         :     KM@STOCK-UPDATE.COM
                           -------------------




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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    YANTAI  DAHUA  HOLDINGS  COMPANY  LIMITED


                    By:___________________________
                    Tang  Yuxiang,  Chairman  and  Chief  Executive  Officer




Date: February 18, 2003



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